February 17, 2010

Mr. Russell Mancuso, Esq.

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20548

Re:

Silverhill Management Services, Inc. (the “Company” or the “Registrant”)

Registration Statement on Form S-1 (the “Registration Statement”)

Filed August 5, 2009

File No. 333-161052

Dear Mr. Mancuso:

This letter is written in response to your letter dated January 28, 2010 and is being sent to you concurrently with the filing of Amendment No. 4 to the above referenced Registration Statement on Form S-1.

I have enclosed with this letter a marked copy of Amendment No. 4 and a “clean” copy of Amendment No. 4 to facilitate your review.

The numbered paragraphs below are our responses to the similarly numbered paragraph in your letter. The Amendment represents a response to the Staff’s comments as well as updating to reflect the further development of the Registrant’s business since the last filing.

1.

The Company conducted a private placement upon its formation to raise the funds required to pursue a registration statement as part of its business plan. However, the Company had no binding agreement with any investor to file a registration statement for them and, if it had failed to do so, the investors would have had no recourse against the Company. The investors invested from five months to one month before the registration statement was filed, there was no pre-arranged investment group, and many of these investors have already held their investment for almost a year. The investors paid $63,000 for their shares, not an insignificant amount. While a majority of the shares offered hereunder are held by the Company's officers, those shares are held pursuant to a lock up agreement that cannot be amended or waived by the officer's actions.

The investors are not in the business of buying or selling securities, but are acquaintances of management who have made a risky investment and waited a considerable time to see it come to completion. They would be irreparably harmed by a requirement to sell at a fixed price.

There are no relationships among the investor selling stockholders and the issuer or management nor are they related to each other, with the following exceptions: Kathy Carter is Jennifer Christensen’s mother, Gary Dergazarian is Lisa Dergazarian’s husband and is also Rose Marsoubian’s brother-in-law, Jaclyn Marsoubian is Rose Marsoubian’s husband’s niece, Marilyn Moline is Mark Moline’s mother, Andrew Haag is Bernadette Haag’s son, Barry Kravette is Jacqueline Kravette’s father and Dylan Pettit is Laurel Pettit’s husband.

In short, the investor shareholders are bona fide investor third parties who invested more than nominal amounts in a start up venture with great risk. They have waited a considerable period of time for their investment to come to fruition and they may never realize any profit. They are seeking their own benefit through the investment, without any agreement with the Company that their shares will be registered or that the Company will prove successful. They are not underwriters and any profits they may earn through their investment should it prove successful, should not be limited.

In addition, we have updated the Registration Statement to describe the Company's recent activities. We have also included a summary PowerPoint presentation of the Company's business plan with this letter.

2.

We believe the Registration Statement is very clear as it relates to the holdings of Mr. Richardson. In accordance with your request, we have combined the two lines to indicate the cumulative number of shares owned and offered by Mr. Richardson.

3.

We have revised the Registration Statement to clarify that Rule 100 of Regulation M defines the "restricted period" as the period beginning on the later of five business days prior to the determination of the offering price or such time that a person becomes a distribution participant, and ending upon such person's completion of participation in the distribution.

4.

We have filed the revised version of Exhibit 3.0.

5.

We have revised the Registration Statement to disclose the compensation for 2009.

6.

We have revised the Registration Statement to provide an updated signature.

7.

The agreement between the company and Touchstone Advisors is an oral agreement that is month to month and that can be terminated by either party at any time. As indicated in the Registration Statement, the Company has paid Touchstone Advisors $29,000 in consulting fees pursuant to the arrangement. We have added to the description of this agreement in the Registration Statement. There is no written agreement to file.

8.

We have revised to Registration Statement to address your concerns.

We hope that the information provided in this letter and set forth in Amendment No. 4 adequately address the comments in your letter. Please do not hesitate to contact me at (310) 606-5550 or by email at er@corichlaw.com if you have any additional questions.

Sincerely,

/s/ Eric W. Richardson

Eric W. Richardson

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